UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Air Industries Group
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

00912N205
(CUSIP Number)

Michael N. Taglich 37 Main Street Cold Spring Harbor, New York 11724-1423 516 757-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912N205______
(1)		Names of reporting persons
Michael N. Taglich
(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)
PF, OO
(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)		Citizenship or place of organization
USA
Number of shares beneficially owned by each reporting person with:
	(7)	Sole voting power
6,347,108 (1) (2)
	(8)	Shared voting power
429,715 (3)
	(9)	Sole dispositive power
6,347,108 (1) (2)
	(10)	Shared dispositive power
429,715 (3)
(11)		Aggregate amount beneficially owned by each reporting person
6,776,823
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)		Percent of class represented by amount in Row (11)
19.5% (A)
(14)		Type of reporting person (see instructions)
IN

(1)	Includes 99,000 shares issuable upon exercise of options and warrants.

(2)	Includes an aggregate of 2,196,774 shares issuable on conversion of convertible notes, exclusive of shares issuable upon interest accrued but not paid since December 31, 2020.

(3)	Includes 239,946 shares held by Taglich Brothers, Inc. (“Taglich Brothers”), of which the Reporting Person is a shareholder and managing director; 172,269 shares issuable upon conversion of convertible notes held by Taglich Brothers and 17,500 shares issuable upon exercise of exercise of warrants held by Taglich Brothers.

(A) Based upon 32,247,513 shares reported outstanding as of May 9, 2022.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value per share, of Air Industries Group (“Issuer”).

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Michael N. Taglich referred to as the “Reporting Person.” The Reporting Person previously filed a Schedule 13-G dated December 31, 2012, reporting his interest in securities of the Issuer

(b) The address of the principal office of the Reporting Person is c/o Taglich Brothers, 37 Main Street, Cold Spring Harbor, New York 11724-1423.

(c) The Reporting Person is a shareholder and officer of Taglich Brothers, and a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities of Air Industries Group attributed to the Reporting Person, including common stock and common stock issuable upon conversion of convertible notes and exercise of options and warrants, were acquired with his personal funds (“Purchased Securities”); received as a distribution from Taglich Brothers, which received such securities for services rendered to the Issuer or received by the Reporting Person directly from the Issuer for services rendered (collectively with securities received from Taglich Brothers, “Compensation Securities”). From 2016 through 2020, Air Industries Group issued subordinated notes payable and convertible subordinated notes payable in favor of the Reporting Person and Robert F. Taglich in consideration of gross proceeds to Air Industries Group in excess of $6,550,000. In connection with these issuances, the Reporting Person and Robert F. Taglich were issued common stock and Taglich Brothers was issued promissory notes totaling $554,000 for placement agency fees. The Reporting Person and Taglich Brothers engaged in various transactions with the Issuer during the period from April 2007, the date of the Reporting Person’s first investment in the Issuer, until 2016 whereby the Reporting Person and Taglich Brothers acquired common stock or securities exercisable for or convertible into common stock of the Issuer. From time to time, the Reporting Person has purchased common stock of the Issuer in the public markets.

In addition to securities received in consideration of investments made in the Issuer, the Reporting Person serves as a director of the Issuer for which he has received common stock in lieu of cash director fees and options to purchase common stock.

Each of the transactions between the Reporting Person and Air Industries Group is described in a Report of the Issuer on Form 8-K, Form 10-Q or Form 10-K, as applicable, and open market and private purchases of common stock have been reported on a Report on Form 4.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the Purchased Securities and Compensation Securities for investment purposes.

Since September 2008, the Reporting Person has been a member of the Board of Directors of the Issuer. In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Issuer. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of his securities of the Issuer or make proposals to the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to the Reporting Person; tax considerations; and other factors.

Other than as described in this Item 4, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of common stock and percentage of common stock of the Issuer owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the past sixty days, except for shares received in lieu of director’s fees, the Reporting Person has not effected any transactions in the Issuer’s Common Stock.

(d)	To the best knowledge of the Reporting Person, except as to the securities owned by Taglich Brothers, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	August 3, 2022

Signature	/s/ Michael N Taglich
Name/Title	Michael N. Taglich